

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Via E-mail
Guohua Ku
Chief Executive Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China

> **Re: China Recycling Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed May 25, 2011**
> **File No. 333-174484**

Dear Mr. Ku:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please include the calculations required by General Instruction I.B.6(a) and Instruction 7 to General Instruction I.B to Form S-3 on the outside front cover page of the prospectus.

Item 17. Undertakings, page II-20

2. Please revise your disclosure to include the undertakings required by Item 512(a)(5)(i) of Regulation S-K.

Signatures

    3. Please revise your signature page to include the signature of your principal accounting officer. If one of the individuals who signed the document is your principal accounting officer in addition to any other position(s) held, please add this title below the signature to the title or titles you have provided already. See Instructions 1 and 2 to the "Signatures" section of Form S-3.

Exhibit Index

Exhibit 5.1 – Opinion of McKenna Long & Aldridge LLP

    4. The reference to Chapter 78 of the Nevada Revised Statutes also should include all applicable Nevada statutory provisions and the reported judicial decisions interpreting those laws. Please revise accordingly.

    5. Please either remove the statements in the first and fourth paragraphs on page two of the opinion that counsel assumes no obligation to revise or supplement the opinion or to advise you of any changes that may affect the opinion and that counsel's opinion is given "as of the date hereof," or have counsel re-file the opinion on the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna L. Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: Thomas Wardell, Esq.
        McKenna Long & Aldridge LLP